Nasdaq Regulation   **𝔫 Nasdaq**

Arnold Golub
Vice President, Listing Qualifications
Deputy General Counsel

By Electronic Mail

November 27, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 26, 2018 The Nasdaq Stock Market (the "Exchange") received from Teradyne, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, $0.125 par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]